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                    Pennsylvania Real Estate Investment Trust
                        The Bellevue, 200 S. Broad Street
                        Philadelphia, Pennsylvania 19102


                               September 10, 2002


Via Facsimile and EDGAR
-----------------------

Neil Miller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: (202) 942-9635

         Re:      Pennsylvania Real Estate Investment Trust
                  Registration Statement on Form S-3, File No. 333-97679 (the "Registration Statement")
                  ------------------------------------------------------


Dear Mr. Miller:

         On August 5, 2002, Pennsylvania Real Estate Investment Trust (the "Company") filed the Registration Statement pursuant to Rule 462(b) proposing to register the sale of 181,875 shares of beneficial interest. The Company respectfully requests that the Commission withdraw the Registration Statement. The Company is requesting withdrawal of the Registration Statement because of the limitations under Rule 462(b) with respect to the number of shares the Company is permitted to register pursuant to that rule. No securities have been sold pursuant to the Registration Statement.

         Please contact Robert C. Juelke at (215) 988-2759 with any questions related to this withdrawal.

                                Very truly yours,

                                Pennsylvania Real Estate Investment Trust



                                By: /s/ Jonathan B. Weller
                                    --------------------------------------------
                                Name:   Jonathan B. Weller
                                Title:  President and Chief Operating Officer